UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________________

FORM 6-K

_________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2024

_________________________

NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

_________________________

Novo Allé
DK-2880 Bagsværd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Financial report for the period 1 January 2024 to 31 March 2024

2 May 2024

Novo Nordisk's sales increased by 22% in Danish kroner and by 24% at constant exchange rates to DKK 65.3 billion in the first three months of 2024

•Operating profit increased by 27% in Danish kroner and by 30% at constant exchange rates (CER) to DKK 31.8 billion.
•Sales in North America Operations increased by 34% in Danish kroner (35% at CER). Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years. Sales in International Operations increased by 8% in Danish kroner (11% at CER).

•Sales within Diabetes and Obesity care increased by 25% in Danish kroner to DKK 61.0 billion (27% at CER), mainly driven by GLP-1 diabetes sales growth of 30% in Danish kroner (32% at CER) and Obesity care growing by 41% in Danish kroner to DKK 11.0 billion (42% at CER). Rare disease sales decreased by 4% measured in Danish kroner (3% at CER).

•In the first quarter of 2024, Novo Nordisk successfully completed the FLOW kidney outcomes trial with semaglutide 1.0 mg. Further, Wegovy® was approved in the US for cardiovascular risk reduction in people with overweight or obesity and established cardiovascular disease, and Awiqli®, once-weekly insulin icodec, was recommended for EU approval.

•In February 2024, Novo Nordisk announced an agreement to acquire three fill-finish sites from Novo Holdings A/S in connection with a transaction where Novo Holdings A/S has agreed to acquire Catalent, Inc. Novo Nordisk expects that the acquisition will be completed towards the end of 2024.
•For the 2024 outlook, sales growth is now expected to be 19-27% at CER, and operating profit growth is now expected to be 22-30% at CER. Growth reported in Danish kroner is now expected to be in line with CER growth for both sales and operating profit.

PROFIT AND LOSS	Q1 2024	Q1 2023	Growth as reported	Growth at CER*
DKK million
Net sales	65,349	53,367	22%	24%
Operating profit	31,846	25,007	27%	30%

Net profit	25,407	19,814	28%	N/A
Diluted earnings per share (in DKK)	5.68	4.39	29%	N/A
* CER: Constant exchange rates (average 2023).

Lars Fruergaard Jørgensen, president and CEO: "We are pleased with the sales growth in the first three months of 2024, driven by increased demand for our GLP-1-based diabetes and obesity treatments. More patients benefit from our innovative treatments, and the agreement to acquire the three Catalent manufacturing sites will enable us to serve significantly more people living with diabetes and obesity in the future. Within R&D, we are pleased with the positive results from the kidney outcomes trial with semaglutide and the label expansion for cardiovascular risk reduction for Wegovy® in the US."

On 2 May 2024 at 13.00 CEST, corresponding to 07.00 am EDT, an earnings call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors’.

Novo Nordisk A/S Investor Relations	Novo Alle 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888 www.novonordisk.com	CVR Number: 24 25 67 90
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 2 of 30
STRATEGIC ASPIRATIONS
STRATEGIC ASPIRATIONS 2025
The strategic aspirations are objectives that Novo Nordisk intends to work towards and are not a projection of Novo Nordisk's financial outlook or expected growth. Novo Nordisk intends to describe how its activities develop in relation to each of the four dimensions on an ongoing basis.

Performance highlights for the first three months of 2024 (blue indicates first-quarter developments)

PERFORMANCE HIGHLIGHTS

Purpose and sustainability (ESG)
Progress towards zero environmental impact:
–Overall CO2e emissions (scope 1, 2 and full scope 3) increased by 32% compared to the first three months of 2023
Adding value to society:
–Medical treatment provided to 40.6 million people living with diabetes and 1.2 million people living with obesity
–Reached more than 54,000 children in the Changing Diabetes® in Children programme

Being recognised as a sustainable employer: –Share of women in senior leadership positions has increased to 41% from 39% in the first quarter of 2023
Innovation and therapeutic focus
Further raise innovation bar for diabetes treatment:
–Awiqli®, once-weekly insulin icodec, recommended for approval in the EU
–Semaglutide 1.0 mg demonstrated a 24% reduction in risk of kidney disease-related events in the FLOW outcomes trial
–Successful completion of the COMBINE 2 trial with IcoSema

Develop superior treatment solutions for obesity:
–Approval of Wegovy® label expansion in the US based on the SELECT cardiovascular outcomes trial
–Phase 2 trial initiated with once-weekly GIP/GLP-1 dual agonist

Establish presence in Cardiovascular & Emerging Therapy Areas:
–Phase 3 development initiated with Ziltivekimab in HFpEF
–Agreement to acquire Cardior Pharmaceuticals and lead asset CDR132L in phase 2 development for treatment of heart failure
–Phase 1 trial initiated with a NRLP3 inhibitor in MASH

Commercial execution
Strengthen diabetes leadership to more than one-third: –Diabetes value market share increased by 1.8 percentage points to 34.0% (MAT)
More than DKK 25 billion in Obesity care sales by 2025:
–Obesity care sales increased by 42% (CER) to DKK 11.0 billion

Secure a sustained growth outlook for Rare Disease:
–Rare disease sales decreased by 3% (CER) to DKK 4.4 billion

Financials
Deliver solid sales and operating profit growth: –Sales growth of 24% (CER) –Operating profit growth of 30% (CER)
Drive operational efficiencies:
–Operational leverage reflecting sales growth

Enable attractive capital allocation to shareholders:
–Free cash flow of DKK 5.0 billion
–DKK 31.4 billion returned to shareholders

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 3 of 30
PERFORMANCE HIGHLIGHTS
FINANCIAL HIGHLIGHTS FOR THE FIRST THREE MONTHS OF 2024

PROFIT AND LOSS	Q1 2024	Q1 2023	% change Q1 2024 to Q1 2023	% change Q1 2024 to Q1 2023 at CER [1]
(Amounts are in DKK million, except for earnings per share)

Net sales	65,349	53,367	22%	24%

Gross profit	55,433	45,185	23%	25%
Gross margin	84.8%	84.7%

Sales and distribution costs	(13,256)	(12,412)	7%	8%
Percentage of sales	20.3%	23.3%

Research and development costs	(8,606)	(6,728)	28%	28%
Percentage of sales	13.2%	12.6%

Administrative costs	(1,157)	(1,071)	8%	9%
Percentage of sales	1.8%	2.0%

Other operating income and expenses	(568)	33	N/A	N/A

Operating profit (EBIT)	31,846	25,007	27%	30%
Operating margin	48.7%	46.9%

Financial items (net)	72	(270)	(127%)	N/A

Profit before income taxes	31,918	24,737	29%	N/A

Income taxes	(6,511)	(4,923)	32%	N/A
Effective tax rate	20.4%	19.9%

Net profit	25,407	19,814	28%	N/A
Net profit margin	38.9%	37.1%

OTHER KEY NUMBERS

Depreciation, amortisation and impairment losses	2,914	1,719	70%	N/A
Capital expenditure (PP&E)	8,474	4,693	81%	N/A
Net cash generated from operating activities	14,314	29,814	(52%)	N/A
EBITDA 1)	34,760	26,726	30%	N/A
Free cash flow 1)	5,020	24,764	(80%)	N/A

Diluted earnings per share / ADR (in DKK)	5.68	4.39	29%	N/A

Full-time equivalent employees end of period	66,015	57,089	16%	N/A

1) See appendix 7: Non-IFRS financial measures (additional information).

These unaudited consolidated financial statements for the first three months of 2024 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and additional Danish disclosure requirements for listed companies.
The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2023 of Novo
Nordisk.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 4 of 30
COMMERCIAL EXECUTION
SALES DEVELOPMENT ACROSS THERAPEUTIC AREAS
Sales grew by 22% measured in Danish kroner and by 24% at CER in the first three months of 2024, driven by Diabetes care sales growth of 24% (CER) and Obesity care sales growth of 42% (CER). Rare disease sales decreased by 3% (CER). Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and the phasing of rebates in 2023.

Sales split per therapy	Sales Q1 2024 DKK million	Sales Q1 2023 DKK million	Growth as reported	Growth at CER	Share of growth at CER
Diabetes and Obesity care segment

Injectable GLP-1	29,969	22,455	33%	35%	60%
- Ozempic®	27,810	19,640	42%	43%	65%
- Victoza®	2,159	2,815	(23%)	(22%)	(5%)
Rybelsus®	5,013	4,356	15%	17%	6%

Total GLP-1	34,982	26,811	30%	32%	66%

Long-acting insulin[1]	5,165	4,133	25%	28%	9%

Premix insulin[2]	2,968	2,776	7%	12%	3%

Fast-acting insulin[3]	4,487	4,488	0%	2%	0%

Human insulin	1,745	2,012	(17%)	(15%)	(2%)

Total insulin	14,365	13,409	6%	9%	10%

Other Diabetes care[4]	583	729	(9%)	(6%)	0%

Total Diabetes care	49,930	40,949	22%	24%	76%

Wegovy®	9,377	4,563	106%	107%	38%
Saxenda®	1,658	3,279	(49%)	(49%)	(13%)

Total Obesity care	11,035	7,842	41%	42%	25%

Diabetes and Obesity care total	60,965	48,791	25%	27%	101%

Rare disease segment
Rare blood disorders[5]	2,888	3,049	(5%)	(4%)	(1%)

Rare endocrine disorders[6]	1,113	1,128	(1%)	1%	0%

Other Rare disease[7]	383	399	(4%)	(2%)	0%

Rare disease total	4,384	4,576	(4%)	(3%)	(1%)

Total sales	65,349	53,367	22%	24%	100%

1) Comprises Tresiba®, Xultophy®, and Levemir®
2) Comprises Ryzodeg® and NovoMix®.
3) Comprises Fiasp® and NovoRapid®.
4) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
5) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
6) Primarily Norditropin® and Sogroya®.
7) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 5 of 30
DIABETES AND OBESITY CARE
Diabetes care, sales and market share development
Sales in Diabetes care increased by 22% measured in Danish kroner and by 24% at CER to DKK 49,930 million driven by growth of GLP-1-based products. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years. Novo Nordisk has improved the global diabetes value market share over the last 12 months to 34.0% from 32.2% in line with the aspiration of strengthening the Diabetes care leadership, aiming at reaching a global value market share of more than one-third in 2025. The market share increase was driven by market share gains in both North America Operations and International Operations.

In the following sections, unless otherwise noted, market data are based on moving annual total (MAT) from February 2023 and February 2024 provided by the independent data provider IQVIA. EMEA covers Europe, the Middle East and Africa; Region China covers mainland China, Hong Kong and Taiwan; Rest of World covers all other countries except for North America.

Diabetes care, development per geographical area	Novo Nordisk’s share of the total diabetes market (value, MAT)		Diabetes care, sales development

	February	February	Sales Q1 2024 DKK million	Growth at CER
	2024	2023

Global	34.0%	32.2%	49,930	24%
North America Operations	35.4%	33.8%	28,680	34%
- The US	34.9%	33.5%	26,546	35%
International Operations	28.4%	26.6%	21,250	12%
- EMEA *	30.4%	29.1%	10,942	10%
- Region China **	32.4%	32.2%	4,439	11%
- Rest of World ***	23.6%	20.4%	5,869	18%

Source: IQVIA, February 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk Diabetes care sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. *** Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk’s Diabetes care sales in the area.

GLP-1-based therapies for type 2 diabetes
Sales of GLP-1-based products for type 2 diabetes (Rybelsus®, Ozempic® and Victoza®) increased by 30% measured in Danish kroner and by 32% at CER to DKK 34,982 million. The estimated global GLP-1 share of total diabetes prescriptions has increased to 6.2% compared with 4.9% 12 months ago. Novo Nordisk continues to be the global market leader in the GLP-1 segment with a 55.3% value market share.

GLP-1, development per geographical area	Novo Nordisk's share of the diabetes GLP-1 market (value, MAT)		GLP-1, sales development

	February	February	Sales Q1 2024 DKK million	Growth at CER
	2024	2023

Global	55.3%	54.5%	34,982	32%
North America Operations	53.5%	53.1%	24,363	37%
- The US	52.5%	52.1%	22,469	37%
International Operations	70.0%	65.2%	10,619	22%
- EMEA *	63.3%	61.1%	5,942	18%
- Region China **	78.2%	66.9%	1,403	10%
- Rest of World ***	85.6%	75.6%	3,274	38%

Source: IQVIA, February 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk GLP-1 sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area. Note: the estimated GLP-1 share of prescriptions is based on volume packs from IQVIA. Volume packs are converted into full-year patients/prescriptions based on WHO assumptions for average daily doses or if not available, Novo Nordisk assumptions.

Rybelsus® sales increased by 15% measured in Danish kroner and by 17% at CER to DKK 5,013 million. Sales growth was driven by EMEA and Rest of World, partially countered by lower sales in North America. Sales in North America was negatively impacted by wholesaler inventory movements.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 6 of 30
Ozempic® sales increased by 42% measured in Danish kroner and by 43% at CER to DKK 27,810 million. Sales growth was driven by both North America Operations and International Operations. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across geographies.

Victoza® sales decreased by 23% measured in Danish kroner and by 22% at CER to DKK 2,159 million as the GLP-1 market is moving towards once-weekly treatments. The sales decline was mainly driven by EMEA.

North America Operations
Sales of GLP-1 diabetes products in North America Operations increased by 36% measured in Danish kroner and by 37% at CER. Sales growth was positively impacted by gross-to-net sales adjustments related to prior years and the phasing of rebates in 2023. Novo Nordisk is the market leader with a 53.5% value market share. The estimated GLP-1 share of total diabetes prescriptions has increased to 16.2% compared with 12.0% 12 months ago.

Sales of GLP-1 in the US increased by 37% at CER. The sales increase was driven by continued uptake of Ozempic®, partially offset by declining Rybelsus® and Victoza® sales. Ozempic® sales growth was negatively impacted by periodic supply constraints.

Sales growth in the US was driven by a prescription volume growth of the GLP-1 class around 15% in the first quarter of 2024 compared to the first quarter of 2023. Novo Nordisk is the market leader with 57.6% measured by total monthly prescriptions and 59.5% measured by new-to-brand prescriptions.

International Operations
Sales of GLP-1 diabetes products in International Operations increased by 20% measured in Danish kroner and by 22% at CER. Sales growth is driven by all geographical areas. The estimated GLP-1 share of total diabetes prescriptions has increased to 3.9% compared with 3.2% 12 months ago. Novo Nordisk is the market leader with a value market share of 70.0% compared to 65.2% 12 months ago.

EMEA
Sales in EMEA increased by 18% in both Danish kroner and at CER. The sales growth reflects the uptake of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. Novo Nordisk remains the market leader in EMEA with a value market share of 63.3%. The estimated GLP-1 share of total diabetes prescriptions has increased to 5.3% compared with 4.5% 12 months ago.

Region China
Sales in Region China increased by 4% measured in Danish kroner and by 10% at CER. The sales growth mainly reflects the uptake of Ozempic®, partially countered by lower sales of Victoza®. GLP-1 sales growth was negatively impacted by periodic supply constraints. The GLP-1 share of total diabetes prescriptions has increased to 3.4% compared with 2.6% 12 months ago. Novo Nordisk is the market leader in Region China with a value market share of 78.2%.

Rest of World
Sales in Rest of World increased by 34% measured in Danish kroner and by 38% at CER. The sales growth reflects increased sales of Ozempic® and Rybelsus®, partially offset by lower sales of Victoza®. The estimated GLP-1 share of total diabetes prescriptions has increased to 2.5% compared with 1.9% 12 months ago. Novo Nordisk remains the market leader with a value market share of 85.6%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 7 of 30
Insulin
Sales of insulin increased by 6% measured in Danish kroner and by 9% at CER to DKK 14,365 million. Sales growth in the US was positively impacted by gross-to-net sales adjustments in prior years.

Insulin, development per geographical area	Novo Nordisk’s share of the total insulin market (volume, MAT)		Insulin, sales development

	February	February	Sales Q1 2024 DKK million	Growth at CER
	2024	2023

Global	45.0%	46.2%	14,365	9%
North America Operations	36.4%	37.8%	4,243	23%
- The US	36.2%	37.4%	4,019	25%
International Operations	48.0%	49.1%	10,122	5%
- EMEA *	47.3%	47.5%	4,826	1%
- Region China **	40.1%	46.1%	2,788	14%
- Rest of World ***	57.6%	56.7%	2,508	1%

Source: IQVIA, February 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

North America Operations
Sales of insulin in North America Operations increased by 22% measured in Danish kroner and by 23% at CER. The sales increase in the US was positively impacted by gross-to-net sales adjustments in prior years, partially countered by a decline in volume. Novo Nordisk has a volume market share of 36.2% of the total US insulin market.

International Operations
Sales of insulin in International Operations increased by 1% measured in Danish kroner and by 5% at CER. The sales increase at CER was driven by Region China, EMEA and Rest of World. Novo Nordisk has a volume market share of 48.0% of the total insulin market in International Operations.

EMEA
Sales of insulin in EMEA remained unchanged in Danish kroner and increased by 1% at CER. The sales increase at CER was driven by long-acting insulin, partially countered by fast-acting insulin, human insulin and premix insulin. Novo Nordisk has a volume market share of 47.3% of the total insulin market.

Region China
Sales of insulin in Region China increased by 8% measured in Danish kroner and by 14% at CER. The sales increase was mainly driven by long-acting insulin and premix insulin, partially countered by human insulin. Novo Nordisk has a volume market share of 40.1% of the total insulin market.

Rest of World
Sales of insulin in Rest of World decreased by 3% measured in Danish kroner and increased by 1% at CER. The sales growth at CER was mainly driven by premix insulin and long-acting insulin, partially countered by human insulin and fast-acting insulin. Novo Nordisk has a volume market share of 57.6% of the total insulin market.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 8 of 30
Obesity care, sales development
Sales of Obesity care products, Wegovy® and Saxenda®, increased by 41% measured in Danish kroner and by 42% at CER to DKK 11,035 million. Sales growth was driven by both North America Operations and International Operations. The volume growth of the global branded obesity market was 109% in the first quarter of 2024. Novo Nordisk is the global market leader with a volume market share of 85.4%.

Obesity care, development per geographical area	Global branded obesity market growth (Volume, MAT)	Obesity care, sales development

	February	Sales Q1 2024 DKK million	Growth at CER
	2024

Global	109%	11,035	42%
North America Operations	179%	8,418	44%
- The US	196%	8,230	44%
International Operations	48%	2,617	35%
- EMEA *	76%	1,977	63%
- Region China**	N/A	25	(51%)
- Rest of World***	5%	615	(8%)

Source: IQVIA, February 2024 data. *Data for EMEA available for European markets and seven markets outside Europe representing approximately 90% of Novo Nordisk insulin sales in the area. **Data for mainland China, excluding Hong Kong and Taiwan. ***Data for Rest of World available for seven markets representing approximately 70% of total Novo Nordisk Diabetes care sales in the area.

Wegovy® sales increased by 106% measured in Danish kroner and by 107% at CER to DKK 9,377 million. Sales of Saxenda® decreased by 49% in both Danish kroner and CER to DKK 1,658 million as the obesity care market is moving towards once-weekly treatments.

North America Operations
Sales of Obesity care products in North America Operations increased by 42% measured in Danish kroner and by 44% at CER to DKK 8,418 million. Sales of Wegovy® increased by 86% measured in Danish kroner and by 88% at CER to DKK 8,233 million driven by increased volumes, partially countered by lower realised prices. Sales growth was positively impacted by the phasing of rebates in 2023. Demand for Wegovy® exceeds supply, and to safeguard continuity of care, supply of the lower Wegovy® dose strengths in the US has been reduced since May 2023. Novo Nordisk started gradually increasing the supply of the lower dose strengths in January 2024. Broad commercial formulary access has been achieved for Wegovy®. Wegovy® has more than 130,000 total weekly prescriptions and more than 25,000 weekly new-to-brand prescriptions.

Sales of Saxenda® decreased by 88% measured in Danish kroner and by 87% at CER to DKK 185 million as the obesity care market is moving towards once-weekly treatments. The volume growth of the branded obesity market in the US was 179%.

International Operations
Sales of Obesity care products in International Operations increased by 36% measured in Danish kroner and by 35% at CER to DKK 2,617 million driven by increased sales in EMEA. Sales of Saxenda® in International Operations decreased by 18% in both Danish kroner and CER to DKK 1,473 million, and sales of Wegovy® reached DKK 1,144 million. Wegovy® has now been launched in ten countries in International Operations. The volume growth of the branded obesity market in International Operations was 48%.

EMEA
Sales of Obesity care products in EMEA increased by 63% in both Danish kroner and at CER to DKK 1,977 million reflecting uptake of Wegovy® partially countered by declining sales of Saxenda®. The volume growth of the branded obesity market in EMEA was 76%.

Rest of World
Sales of Saxenda® in Rest of World decreased by 7% measured in Danish kroner and by 8% at CER to DKK 615 million. The volume growth of the branded obesity market in Rest of World was 5%.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 9 of 30
Rare disease, sales development
Rare disease sales decreased by 4% measured in Danish kroner and by 3% at CER to DKK 4,384 million. Sales of rare blood disorder products decreased by 5% measured in Danish kroner and by 4% at CER to DKK 2,888 million driven by NovoSeven® and haemophilia A products, partially countered by increased haemophilia B sales. Sales of rare endocrine disorder products decreased by 1% measured in Danish kroner and increased by 1% at CER to DKK 1,113 million. Novo Nordisk is working on re-establishing supply of rare endocrine disorder products following a reduction of manufacturing output in 2022 and 2023. Sogroya® has been launched in five countries, and the initial feedback from patients and physicians is encouraging.

Rare disease, development per geographical area	Rare disease, sales development

	Sales Q1 2024 DKK million	Growth at CER

Global	4,384	(3%)
North America Operations	2,182	20%
- The US	2,006	19%
International Operations	2,202	(18%)
- EMEA	1,407	(5%)
- Region China	42	(77%)
- Rest of World	753	(27%)

North America Operations
Rare disease sales in North America Operations increased by 19% measured in Danish kroner and by 20% at CER. The sales increase was driven by rare endocrine disorder products increasing by 74% measured in Danish kroner and by 76% at CER reflecting gross-to-net sales adjustments related to prior years in the US and the launch of Sogroya®. Sales of rare blood disorders products increased by 2% measured in Danish kroner and by 3% at CER driven by sales of haemophilia A and B products, partially countered by lower sales of NovoSeven®.

International Operations
Rare disease sales in International Operations decreased by 19% measured in Danish kroner and by 18% at CER. The sales decline was driven by lower sales of rare endocrine disorder products, decreasing by 47% measured in Danish kroner and by 44% at CER, reflecting a reduction in manufacturing output. Sogroya® has now been launched in four countries in International Operations with encouraging initial feedback. Sales of rare blood disorder products decreased by 11% measured in Danish kroner and by 10% at CER driven by decreased sales of haemophilia A products and NovoSeven®, partially countered by haemophilia B sales.

EMEA
Rare disease sales decreased by 5% in both Danish kroner and CER. Sales of rare blood disorder products decreased by 9% in both Danish kroner and CER, driven by NovoSeven® and haemophilia A products, partially countered by increased haemophilia B sales. The increased sales of haemophilia B products reflect the continued uptake of extended half-life products. Rare endocrine disorder products increased by 24% measured in Danish kroner and by 22% at CER.

Region China
Rare disease sales decreased by 77% in both Danish kroner and CER driven by both decreased sales of rare blood disorder products and rare endocrine products.

Rest of World
Rare disease sales decreased by 30% measured in Danish kroner and by 27% at CER. Sales of rare blood disorder products increased by 1% measured in Danish kroner and by 2% at CER driven by haemophilia A and B products, partially countered by lower sales of NovoSeven®. Sales of rare endocrine disorder products decreased by 66% measured in Danish kroner and by 62% at CER reflecting a reduction in manufacturing output.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 10 of 30
FINANCIALS
GEOGRAPHIC SALES DEVELOPMENT
Sales increased by 22% measured in Danish kroner and by 24% at CER to DKK 65,349 million in the first three months of 2024. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and the phasing of rebates in 2023. Sales growth has resulted in periodic supply constraints and related drug shortage notifications across a number of products and geographies. In North America Operations, sales increased by 34% measured in Danish kroner and by 35% at CER. Sales in International Operations increased by 8% measured in Danish kroner and by 11% at CER.

Sales split per geographical area	Sales Q1 2024 DKK million	Growth as reported	Growth at CER	Share of growth at CER

North America Operations	39,280	34%	35%	80%
- The US	36,782	35%	36%	76%

International Operations	26,069	8%	11%	20%
- EMEA	14,326	12%	13%	13%
- Region China	4,506	1%	7%	2%
- Rest of World	7,237	5%	8%	5%

Total sales	65,349	22%	24%	100%

North America Operations
Sales in North America Operations increased by 34% measured in Danish kroner and by 35% at CER. Sales growth in the US was positively impacted by gross-to-net sales adjustments related to prior years and the phasing of rebates in 2023. The sales increase reflects GLP-1 diabetes sales growing by 37% at CER and Obesity care sales growing by 44% at CER. GLP-1 diabetes sales growth was negatively impacted by periodic supply constraints. Insulin sales increased by 23% at CER reflecting gross-to-net sales adjustments related to prior years, partially countered by a decline in volume. Rare disease sales increased by 20% at CER driven by Rare endocrine disorders, mainly reflecting gross-to-net sales adjustments related to prior years and the launch of Sogroya®.

International Operations
Sales in International Operations increased by 8% measured in Danish kroner and by 11% at CER. Sales growth was driven by GLP-1 diabetes sales growing by 22% at CER, Obesity care sales growing by 35% at CER and insulin sales growing by 5% at CER, partially countered by Rare disease sales decreasing by 18% at CER, reflecting a reduction in manufacturing output.

EMEA
Sales in EMEA increased by 12% measured in Danish kroner and by 13% at CER. Sales growth was driven by Diabetes care growing by 10% at CER driven by GLP-1 diabetes sales growing by 18% at CER and insulin sales growing by 1% at CER. Obesity care sales increased by 63% at CER and Rare disease sales decreased by 5% at CER.

Region China
Sales in Region China increased by 1% measured in Danish kroner and by 7% at CER. The sales increase at CER was driven by insulin sales increasing by 14% at CER and GLP-1 diabetes sales growing by 10% at CER. GLP-1 sales growth was negatively impacted by periodic supply constraints. Other diabetes care sales decreased by 9% at CER. Rare disease sales decreased by 77% at CER.

Rest of World
Sales in Rest of World increased by 5% measured in Danish kroner and by 8% at CER. Sales growth was driven by Diabetes care growing by 18% at CER, reflecting increased GLP-1 diabetes and insulin sales, Obesity care sales decreasing by 8% at CER and Rare disease decreasing by 27% at CER.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 11 of 30
DEVELOPMENT IN COSTS AND OPERATING PROFIT
The cost of goods sold increased by 21% in both Danish kroner and at CER to DKK 9,916 million, resulting in a gross margin of 84.8% measured in Danish kroner compared with 84.7% in the first three months of 2023. The increase in gross margin reflects a positive price impact due to gross-to-net sales adjustments in the US and a positive product mix, driven by increased sales of GLP-1-based treatments. This is partially countered by costs related to ongoing capacity expansions and a negative currency impact.

Sales and distribution costs increased by 7% measured in Danish kroner and by 8% at CER to DKK 13,256 million. The increase in costs is driven by both North America Operations and International Operations. In North America Operations, the cost increase is mainly driven by promotional activities related to Wegovy®. In International Operations, the increase is mainly related to promotional activities for Rybelsus® as well as Obesity care market development activities. Sales and distribution costs amounted to 20.3% as a percentage of sales.

Research and development costs increased by 28% in both Danish kroner and at CER to DKK 8,606 million reflecting increased late-stage clinical trial activity and increased early research activities compared to the first quarter of 2023. Research and development costs amounted to 13.2% as a percentage of sales.

Administration costs increased by 8% measured in Danish kroner and by 9% at CER to DKK 1,157 million. Administration costs amounted to 1.8% as a percentage of sales.

Other operating income and expenses (net) was a loss of DKK 568 million compared to an income of DKK 33 million in 2023. The loss is mainly reflecting impairments related to a partnership agreement of a company previously acquired by Novo Nordisk.

Operating profit increased by 27% measured in Danish kroner and by 30% at CER to DKK 31,846 million reflecting the sales growth.

Financial items (net) showed a net gain of DKK 72 million compared with a net loss of DKK 270 million in the first three months of 2023, mainly reflecting interest gains from cash and marketable securities.

In line with Novo Nordisk’s treasury policy, the most significant foreign exchange risks for Novo Nordisk have been hedged, primarily through foreign exchange forward contracts. The foreign exchange result was a loss of DKK 76 million compared with a net loss of DKK 209 million in the first quarter of 2023.

As per the end of March 2024, a negative market value of financial contracts of approximately DKK 1.2 billion has been deferred for recognition in 2024.

The effective tax rate was 20.4% in the first three months of 2024 compared with an effective tax rate of 19.9% in the first three months of 2023.

Net profit increased by 28% to DKK 25,407 million and diluted earnings per share increased by 29% to DKK 5.68.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 12 of 30
CASH FLOW AND CAPITAL ALLOCATION

FREE CASH FLOW IN THE FIRST THREE MONTHS OF 2024 AND CAPITAL EXPENDITURE
Free cash flow realised in 2024 was DKK 5.0 billion compared to DKK 24.8 billion in the first three months of 2023. The lower free cash flow reflects phasing of rebates related to lower US gross sales in the first quarter of 2024 compared to the fourth quarter of 2023 combined with reduced insulin list prices as well as higher taxes paid and increasing capital expenditure. This is partially countered by an increase in net profit.

Income under the 340B Program has been partially recognised.

Capital expenditure for property, plant and equipment was DKK 8.5 billion compared with DKK 4.7 billion in 2023, primarily reflecting investments in additional capacity for active pharmaceutical ingredient (API) production and fill-finish capacity for both current and future injectable and oral products. Capital expenditures for intangible assets was DKK 0.5 billion in the first three months of 2024 compared with DKK 0.1 billion in 2023 reflecting business development activities.

Novo Nordisk to acquire three fill-finish sites from Novo Holdings A/S in connection with the Catalent, Inc. transaction
In February 2024, Novo Nordisk announced an agreement to acquire three fill-finish sites from Novo Holdings A/S (Novo Holdings) in connection with a transaction where Novo Holdings has agreed to acquire Catalent, Inc. (Catalent), a global contract development and manufacturing organisation. The fulfilment of various customary closing conditions is progressing, and Novo Nordisk expects that the acquisition will be completed towards the end of 2024. For further information, please see company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167017 (The contents of the company's website do not form a part of this Form 6-K).

EQUITY AND CAPITAL ALLOCATION
Total equity was DKK 98,911 million at the end of March 2024, equivalent to 33.1% of total assets, compared with 31.9% at the end of March 2023. Please refer to appendix 5 for further elaboration of changes in equity. Novo Nordisk returned DKK 31.4 billion to shareholders via share buybacks (DKK 2.8 billion) and dividend (DKK 28.6 billion) in the first three months of 2024.

2024 share repurchase programme
As of 30 April 2024, Novo Nordisk has repurchased 2,423,000 B shares of DKK 0.10 for an amount of DKK 2.1 billion as part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-month period beginning 6 February 2024.

Reduction in share capital
At the Annual General Meeting of Novo Nordisk A/S, held on 21 March 2024, a 1.0% reduction in the total share capital was approved. The reduction was effectuated by a cancellation of 45,000,000 treasury B shares of DKK 0.10 at a nominal value of DKK 4,500,000. After the legal implementation of the share capital reduction on 24 April
2024, Novo Nordisk’s share capital now amounts to DKK 446,500,000 divided into an A share capital of DKK
107,487,200 and a B share capital of DKK 339,012,800.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 13 of 30
OUTLOOK
The current expectations for 2024 are summarised in the table below:

Expectations are as reported, if not otherwise stated	Expectations 2 May 2024	Expectations 31 January 2024

Sales growth
at CER	19% to 27%	18% to 26%
as reported	In line with CER growth	Around 1 percentage point lower than at CER

Operating profit growth
at CER	Between 22% and 30%	21% to 29%
as reported	In line with CER growth	Around 2 percentage points lower than at CER

Financial items (net)	Loss of around 0.7 bDKK	Gain of around DKK 1.3 billion

Effective tax rate	19% to 21%	19% to 21%

Capital expenditure (PP&E)	Around DKK 45 billion	Around DKK 45 billion

Depreciation, amortisation and impairment losses	Around DKK 10 billion	Around DKK 10 billion

Free cash flow (excluding impact from business development)	Between 57 and 67 bDKK	DKK 64-74 billion

Sales growth is now expected to be 19% to 27% at CER. Given the current exchange rates versus the Danish krone, sales growth reported in DKK is now expected to be in line with CER. The updated sales outlook at CER reflects gross-to-net sales adjustments related to prior years in the US.

The guidance reflects expectations for sales growth in both North America Operations and International Operations, mainly driven by volume growth of GLP-1-based treatments for Obesity and Diabetes care. Continued pricing pressure within Diabetes and Obesity Care are included in the guidance.

Following higher-than-expected volume growth in recent years, including GLP-1-based products such as Ozempic® and Wegovy®, combined with the expectation of continued volume growth and capacity limitations at some manufacturing sites, the outlook also reflects expected continued periodic supply constraints and related drug shortage notifications across a number of products and geographies. Novo Nordisk is investing in internal and external capacity to increase supply both short and long term. Novo Nordisk started gradually increasing the supply of the lower dose strengths of Wegovy® in the US in January 2024. A gradual roll-out of Wegovy® with capped volumes in International Operations is included in the guidance.

Operating profit growth is now expected to be 22% to 30% at CER. Given the current exchange rates versus the Danish krone, growth reported in DKK is expected to be in line with CER. The increased expectation for operating profit growth is reflecting the increased sales outlook, partially countered by an expected loss on Other operating income and expenses (net).

The expectation for operating profit growth primarily reflects the sales growth outlook and continued investments in future and current growth drivers within Research, Development and Commercial. Within R&D, investments are related to the continued expansion and progression of the early and late-stage pipeline. Commercial investments are mainly related to Obesity care market development activities as well as increased spend related to GLP-1 diabetes care.

Novo Nordisk now expects financial items (net) to amount to a loss of around DKK 0.7 billion, mainly reflecting losses associated with foreign exchange hedging contracts.

The effective tax rate for 2024 is still expected to be in the range of 19-21%.

Capital expenditure is still expected to be around DKK 45 billion in 2024 reflecting the expansion of the supply chain, including the previously communicated expansions of the manufacturing facilities in Kalundborg and Hillerød, Denmark, and Chartres, France. The investments in Kalundborg will create additional capacity across the entire global value chain

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 14 of 30
from manufacturing of active pharmaceutical ingredients (API) to packaging, with the majority invested in API capacity. The API facility will be designed as a multi-product facility with flexibility to accommodate current and future processes. In Hillerød, the investments will create additional production capacity of API within Cardiovascular & Emerging Therapy Areas. The expansion of the production facilities in Chartres are related to additional aseptic production and finished production processes. In the coming years, the capital expenditure to sales ratio is still expected to be low double-digit.

Depreciation, amortisation and impairment losses are still expected to be around DKK 10 billion.

The free cash flow is now expected to be DKK 57-67 billion reflecting the sales growth, a favourable impact from rebates in the US countered by investments in capital expenditure. The updated cash flow expectation reflects changes to gross-to-net sales estimates and related cash flow impacts as well as business development activities, including the planned acquisition of Cardior Pharmaceuticals GmbH.

Financial impacts related to and following the expected closing of the Catalent transaction have not been included in the financial guidance.

All of the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Novo Nordisk during 2024, including energy and supply chain disruptions, the potential implications from major healthcare reforms and legislative changes as well as outcome of legal cases including litigations related to the 340B Drug Pricing Program in the US, and that the currency exchange rates, especially the US dollar, will remain at the current level versus the Danish krone. Neither does the guidance include the financial implications of any new significant business development transactions and significant impairments of intangible assets during 2024.

FX (average rates)	Q1 2024	Q1 2023	% change	Spot rate 26 April 2024

USD	687	694	(1%)	696
CNY	96	101	(5%)	96
JPY	4.63	5.24	(12%)	4.44
CAD	509	513	(1%)	510
BRL	139	134	4%	135

Novo Nordisk has hedged expected net cash flows in a number of invoicing currencies and, all other things being equal, movements in key invoicing currencies will impact Novo Nordisk’s operating profit as outlined in the table below.

Key invoicing currencies	Impact on Novo Nordisk's operating profit in the next 12 months of a 5% movement in currency	Hedging period (months)[1]

USD	DKK 5,400 million	12
CNY[2]	DKK 560 million	12
CAD	DKK 520 million	6
BRL	DKK 250 million	0
JPY	DKK 210 million	12

1) As of 31 March 2024.
2) Chinese yuan traded offshore (CNH) used as proxy when hedging Novo Nordisk’s CNY currency exposure.

The financial impact from foreign exchange hedging is included in Financial items (net).

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 15 of 30
INNOVATION AND THERAPEUTIC FOCUS
Diabetes care
Awiqli® recommended for approval for the treatment of diabetes by the European regulatory authorities
In March 2024, the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP) adopted a positive opinion, recommending marketing authorisation for Awiqli® (the brand name for once-weekly basal insulin icodec) for treatment of diabetes in adults. Novo Nordisk expects to receive final marketing authorisation from the European Commission within approximately two months after the positive opinion. Awiqli® is approved in Switzerland and Canada. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167035 (The contents of the company's website do not form a part of this Form 6-K).

Advisory committee convened for insulin icodec in the US
In the first quarter of 2024, the US Food and Drug Administration (FDA) informed Novo Nordisk that an advisory committee will be convened in May 2024 to discuss the new drug application for once-weekly insulin icodec. The advisory committee is expected to evaluate the benefit-risk profile of insulin icodec in the treatment of type 1 diabetes.

Phase 3a trial COMBINE 2 with IcoSema successfully completed
In February 2024, Novo Nordisk successfully completed the second phase 3a trial, COMBINE 2, with IcoSema, a once-weekly combination of basal insulin icodec and semaglutide. The objective of the 52-week trial was to confirm the efficacy and safety of IcoSema compared with once-weekly semaglutide in people with type 2 diabetes inadequately controlled on GLP-1 treatment and in need of treatment intensification. The primary endpoint was met with IcoSema demonstrating superior reduction in HbA1c compared to once-weekly semaglutide 1.0 mg, with a 1.35 percentage points reduction for IcoSema and 0.9 percentage point reduction for semaglutide 1.0 mg from an overall baseline HbA1c of 8.0%. In the trial, IcoSema appeared to have a safe and well-tolerated profile.

Successful completion of FLOW kidney outcomes trial with once-weekly injectable semaglutide 1.0 mg
In March 2024, Novo Nordisk announced the headline results from the kidney outcomes trial FLOW. Semaglutide 1.0 mg demonstrated 24% reduction in the risk of kidney disease-related events in people with type 2 diabetes and chronic kidney disease in the FLOW trial. In the trial, semaglutide 1.0 mg appeared to have a safe and well-tolerated profile in line with previous semaglutide 1.0 mg trials. In March 2024, Novo Nordisk submitted a label expansion application to the FDA. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167028 (The contents of the company's website do not form a part of this Form 6-K).

Phase 2 trial successfully completed with higher doses of semaglutide
In February 2024, Novo Nordisk successfully completed a phase 2 trial with higher doses of once-weekly subcutaneous semaglutide. The 40-week trial investigated efficacy and tolerability of 2, 8 and 16 mg semaglutide in around 245 people with type 2 diabetes. In the trial, dose response on weight loss was observed and the higher doses of semaglutide appeared to have a safe and well-tolerated profile in line with previous semaglutide trials. Following the completion of this phase 2 trial, semaglutide in higher doses are now being evaluated for further clinical development.

Phase 2 trial initiated with a CagriSema in people with type 2 diabetes and chronic kidney disease
In April 2024, Novo Nordisk initiated a phase 2 trial with CagriSema, a once-weekly combination of 2.4 mg semaglutide and 2.4 mg cagrilintide, in chronic kidney disease. The 32-week trial is investigating efficacy and tolerability of CagriSema compared to the mono-components in approximately 620 people living with chronic kidney disease, type 2 diabetes and either overweight or obesity.

Phase 2 trial initiated with an once-weekly GLP-1/GIP agonist
In March 2024, Novo Nordisk initiated two phase 2 trials with a subcutaneous once-weekly dual GIP/GLP-1 agonist. The 36-week trials are investigating safety and efficacy of different doses of GIP/GLP-1 in approximately 300 people living with diabetes as well as in approximately 350 people with obesity.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 16 of 30
Obesity care
Wegovy® approved in the US for cardiovascular risk reduction in people with overweight or obesity and established cardiovascular disease
In March 2024, Wegovy® was approved in the US for cardiovascular risk reduction in people with overweight or obesity and established cardiovascular disease. The approval is based on the SELECT cardiovascular outcomes trial, which demonstrated that Wegovy® statistically significantly reduced the risk of MACE by 20% compared to placebo when added to standard of care. For further information, please see the company announcement here: https://www.novonordisk.com/content/nncorp/global/en/news-and-media/news-and-ir-materials/news-details.html?id=167030 (The contents of the company's website do not form a part of this Form 6-K).

Priority review granted and advisory committee to be convened for semaglutide 2.4 mg in people with heart failure with preserved ejection fraction (HFpEF)
Novo Nordisk submitted the results from the STEP HFpEF trials for regulatory review in the US and EU in January 2024. In March 2024, the FDA granted the semaglutide 2.4 mg HFpEF supplement priority review with an action date in July 2024. The FDA informed Novo Nordisk that an advisory committee will be convened to discuss the supplement.

Cardiovascular & Emerging Therapy Areas
Phase 3a trial initiated with Ziltivekimab in people HFpEF
In April 2024, Novo Nordisk initiated a phase 3a, ATHENA, trial with Ziltivekimab in people with HFpEF and systemic inflammation. The 52-week trial is investigating functional outcomes and safety and is expected to enrol approximately 680 people. The heart failure outcomes trial, HERMES, was initiated in 2023 in people with HFpEF and inflammation.

Phase 1 trial with NLRP3 inhibitor initiated
In March 2024, Novo Nordisk initiated a phase 1 trial with an oral NRLP3 inhibitor, aiming for oral treatment in a broad range of liver, kidney and cardiometabolic diseases. The trial is investigating safety, tolerability, pharmacokinetics and biomarkers of the NRLP3 inhibitor.

Novo Nordisk to acquire Cardior Pharmaceuticals GmbH (Cardior)
In March 2024, Novo Nordisk agreed to acquire Cardior for up to EUR 1.025 billion, including an upfront payment and additional payments if certain development and commercial milestones are achieved. The agreement includes Cardior’s lead compound CDR132L, currently in phase 2 clinical development for the treatment of heart failure.

CDR132L is a synthetic antisense oligonucleotide and is designed to halt and partially reverse cellular pathology by selectively blocking abnormal levels of the microRNA molecule miR-132, potentially leading to long-lasting improvement in heart function. Novo Nordisk plans to initiate a second phase 2 trial that will investigate CDR132L in a chronic heart failure population with cardiac hypertrophy, a condition that causes the walls of the heart muscle to become thick and stiff, affecting the heart’s ability to pump blood. The acquisition is expected to be completed in the second quarter of 2024.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 17 of 30
PURPOSE AND SUSTAINABILITY
ENVIRONMENT

ENVIRONMENTAL PERFORMANCE	Unit	Q1 2024	Q1 2023	% change Q1 2024 to Q1 2023

		1032	781
Total CO2e emissions	1,000 tonnes CO2e	1,032	784	32%
- Scope 1 CO2e emissions[1]	1,000 tonnes CO2e	19	18	6%
- Scope 2 CO2e emissions[2]	1,000 tonnes CO2e	6	5	20%
- Scope 3 CO2e emissions[3]	1,000 tonnes CO2e	1,007	761	32%

1. Scope 1: Direct CO2e emissions from sources that are owned or controlled by the Novo Nordisk Group.
2. Scope 2: Indirect emissions from purchased electricity, heat and steam. Market-based emissions are calculated based on CO2e emission factors from the previous year.
3. Scope 3: Indirect emissions from Novo Nordisk full value chain.

Emissions
Novo Nordisk aims to reach zero CO2e emissions from operations and transportation by 2030. Further, the aim is that goods and services from suppliers will be based on 100% sourced renewable power by 2030. In the first quarter of 2024, through decarbonisation initiatives including increased usage of renewable energy and biofuel as well as reduced business flights, Novo Nordisk has reduced CO2e emissions from operations and transportation (Scope 1, 2 and partial Scope 3) by 31% compared to the first quarter of 2019.

Compared to the first three months of 2023, Scope 1 CO2e emissions increased by 6% reflecting increased production volumes, partially countered by energy saving initiatives and usage of renewable energy.

Scope 2 CO2e emissions increased by 20% compared to the first three months of 2023 reflecting the increase in number of employees and expansion of offices, partially countered by an increase in the usage of renewable energy sources.

Scope 3 CO2e emissions increased by 32% due to increased investments in capital expenditure for property, plant and equipment, partially countered by a decrease in emissions from product distribution, driven by the purchase of sustainable aviation fuel.

SOCIAL

SOCIAL PERFORMANCE	Unit	Q1 2024	Q1 2023	% change Q1 2024 to Q1 2023

Patients
Total numbers of patients reached	Estimate in millions[1]	41.8	37.9	10%
–Patients reached with Novo Nordisk's Diabetes care products	Estimate in millions[1]	40.6	37.2	9%
–Patients reached with Novo Nordisk's Obesity care products	Estimate in millions[1]	1.2	0.7	71%
Children reached through the Changing Diabetes® in Children programme	Number of children[2]	54,092	42,762	26%

Sustainable employer
Gender in leadership positions[3]	Men:women	54:46	55:45	N/A
Gender in senior leadership positions[4]	Men:women	59:41	61:39	N/A

1. Calculated as a moving annual total. The estimated total number of full-year patients reached over a 12-month period.
2. Total cumulative number of children. The number of children reached with Diabetes care treatment through the Changing Diabetes® in Children programme since the initiation of the partnership in 2009.
3. Defined as team leaders, managers, directors, vice presidents, corporate vice presidents, senior vice presidents and executive management.
4. Defined as vice presidents, corporate vice presidents, senior vice presidents and executive management.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 18 of 30
Patients
The number of people reached with Novo Nordisk products, across Diabetes and Obesity Care, was 41.8 million at the end of March 2024. This represents a net increase of 3.9 million patients compared to end of March 2023.

The Changing Diabetes® in Children programme aims to reach 100,000 children by 2030. By end of March 2024, more than 54,092 children were reached with diabetes care treatment, an increase of 26% compared to end of March 2023.

In January, Changing Diabetes in Children (CDiC) partnered with HemoCue, a global leader in point-of-care diagnostic testing, to enable CDiC to harmonise affordable HbA1c tests and improve outcomes for children with type 1 diabetes in all CDiC countries. The total number of CDiC countries now amount to 30 with a recent inclusion of Colombia.

Cities for Better Health
After 10 years of building partnerships to address the root causes of type 2 diabetes in major cities across the globe, Cities Changing Diabetes is now transitioning to Cities for Better Health. The new programme will address health inequities and prevention of serious chronic diseases such as diabetes, obesity and heart disease globally. Through the programme, Novo Nordisk will double down on community-based prevention of diabetes, obesity and heart disease. The programme is active in 47 cities, across 25 countries, and comprising over 300 local, national and global partners.

Sustainable employer
Novo Nordisk aspires to be a sustainable employer, and in 2021, two aspirational gender diversity targets were launched: achieve a balanced gender representation across all managerial levels and achieve a minimum of 45% women and a minimum of 45% men in senior leadership positions by the end of 2025.

At the end of March 2024, 46% of all leaders were women and 41% of leaders in senior leadership positions were women, increasing from 45% and 39%, respectively, at the end of March 2023.

The number of full-time employees at the end of 2023 increased by 14% compared to 12 months ago. The total number of full-time employees was 66,015. The increase is mainly driven by Product Supply.

Israel-Hamas conflict
Novo Nordisk's key priorities are to safeguard employees and continue the supply of essential medicines to patients. Novo Nordisk is supporting humanitarian organisations in providing essential medicines to patients in the region.

Russia's invasion of Ukraine
Novo Nordisk's key priorities are to safeguard employees and continue the supply of essential medicines. In Ukraine, Novo Nordisk has continued the supply of medicines, which are currently broadly available throughout the country, also through collaboration with humanitarian organisations to provide access in bordering areas.

In Russia, Novo Nordisk's focus is solely on securing supply of insulin to ensure that patients can continue their treatment with essential medication. Sales in Russia and Ukraine constituted less than 1% of Novo Nordisk's global sales.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 19 of 30
LEGAL MATTERS
Update on Abbreviated New Drug Applications with the US Food and Drug Administration (FDA)
Novo Nordisk has received notifications from several manufacturers that they have filed Abbreviated New Drug Applications (ANDAs) with FDA for generic versions of Victoza® and Saxenda®. The ANDAs contain Paragraph IV certifications to obtain approval to engage in the commercial manufacture, use, or sale of such products before the expiration of some or all of the patents currently listed for those products in the Orange Book. Novo Nordisk has filed complaints for patent infringement against these manufacturers.

Novo Nordisk has entered into settlement agreements with several of the manufacturers. As part of the March 2019 settlement between Novo Nordisk and Teva Pharmaceuticals USA, Inc. (Teva) regarding Victoza®, Novo Nordisk has granted Teva a licence to sell an authorised generic version of Victoza® to the US market as of June 2024. All terms of the agreements are confidential. All agreements are reviewed by the U.S. Federal Trade Commission and the U.S. Department of Justice.

Novo Nordisk has also received notifications from several manufacturers that they have filed ANDAs with FDA for generic versions of Ozempic® and Wegovy®.

Novo Nordisk does not expect these matters to have a material impact on Novo Nordisk’s financial position, operating profit or cash flow.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 20 of 30
MANAGEMENT STATEMENT
The Board of Directors and Executive Management have reviewed and approved the financial report of Novo Nordisk A/S for the first three months of 2024. The financial report has not been audited or reviewed by the company’s independent auditors.

The financial report for the first three months of 2024 has been prepared in accordance with IAS 34 'Interim Financial
Reporting' and additional Danish disclosure requirements for listed companies. The accounting policies adopted in the preparation are consistent with those applied in the Annual Report 2023 of Novo Nordisk.

In our opinion, the financial report for the first three months of 2024 gives a true and fair view of the Group’s assets, liabilities and financial position at 31 March 2024, and of the results of the Group’s operations and cash flow for the period 1 January 2024 to 31 March 2024. Furthermore, in our opinion, Management’s Review includes a true and fair account of the development in the operations and financial circumstances of the results for the period and of the financial position of the Group as well as a description of the most significant risks and elements of uncertainty facing the Group in accordance with Danish disclosure requirements for listed companies.

Besides what has been disclosed in the quarterly financial report, no changes in the Group’s most significant risks and uncertainties have occurred relative to what was disclosed in the consolidated Annual Report 2023.

Bagsværd, 2 May 2024

Executive Management:

Lars Fruergaard Jørgensen President and CEO	Karsten Munk Knudsen CFO

Board of Directors:

Helge Lund Chair	Henrik Poulsen Vice chair	Elisabeth Dahl Christensen

Laurence Debroux	Andreas Fibig	Sylvie Grégoire

Liselotte Hyveled	Mette Bøjer Jensen	Kasim Kutay

Christina Law	Martin Mackay	Thomas Rantzau

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 21 of 30
About Novo Nordisk
Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 66,000 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, X, LinkedIn and YouTube.

Financial calendar
7 August 2024	Financial results for the first half of 2024
6 November 2024	Financial results for the first nine months of 2024
5 February 2025	Financial statement for 2024

Contacts for further information
Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com
Sina Meyer +45 3075 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com
Ida Melvold Gjøsund +45 3077 5649 idmg@novonordisk.com

Forward-looking statements
Novo Nordisk’s reports filed with or furnished to the US Securities and Exchange Commission (SEC), including this document as well as the company’s statutory Annual Report 2023 and Form 20-F both filed with the SEC in January 2024 in continuation of the publication of the Annual Report 2023, and written information released, or oral statements made, to the public in the future by or on behalf of Novo Nordisk, may contain forward-looking statements. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance identify forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

•statements of targets, plans, objectives or goals for future operations, including those related to Novo Nordisk’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto,
•statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures,
•statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings, and
•statements regarding the assumptions underlying or relating to such statements.

In this document, examples of forward-looking statements can be found under the headings ‘Outlook’, ‘Research and Development update’ and 'Equity’.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Novo Nordisk cautions that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results include, but are not limited to, global as well as local political and economic conditions, such as interest rate and currency exchange rate fluctuations, delay or failure of projects related to research and/or development, unplanned loss of patents, interruptions of supplies and production, including as a result of interruptions or delays affecting supply chains on which Novo Nordisk relies, shortages of supplies, including energy supplies, product recalls, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, reliance on information technology including the risk of cybersecurity breaches, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and legal proceedings and investigations, changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing and marketing, perceived or actual failure to adhere to ethical marketing practices, investments in and divestitures of domestic and foreign companies, unexpected growth in costs and expenses, strikes and other labour market disputes, failure to recruit and retain the right employees, failure to maintain a

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 22 of 30
culture of compliance, epidemics, pandemics or other public health crises, and the effects of domestic or international crises, civil unrest, war or other conflict, and factors related to the foregoing matters and other factors not specifically identified herein.

For an overview of some, but not all, of the risks that could adversely affect Novo Nordisk’s results or the accuracy of forward-looking statements in this document, reference is made to the overview of risk factors in ‘Risk Management’ of the Annual Report 2023.

Unless required by law, Novo Nordisk is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, whether as a result of new information, future events or otherwise.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 23 of 30
APPENDIX 1: QUARTERLY NUMBERS IN DKK

(Amounts in DKK million, except number of full-time equivalent employees, earnings per share and number of shares outstanding).
						% change
	2024	2023				Q1 2024 vs.
	Q1	Q4	Q3	Q2	Q1	Q1 2023

Net sales	65,349	65,863	58,731	54,300	53,367	22%

Gross profit	55,433	55,849	49,018	46,444	45,185	23%
Gross margin	84.8%	84.8%	83.5%	85.5%	84.7%

Sales and distribution costs	(13,256)	(17,170)	(12,819)	(14,342)	(12,412)	7%
Percentage of sales	20.3%	26.1%	21.8%	26.4%	23.3%
Research and development costs	(8,606)	(10,460)	(8,128)	(7,127)	(6,728)	28%
Percentage of sales	13.2%	15.9%	13.8%	13.1%	12.6%
Administrative costs	(1,157)	(1,456)	(1,256)	(1,072)	(1,071)	8%
Percentage of sales	1.8%	2.2%	2.1%	2.0%	2.0%
Other operating income and expenses	(568)	3	98	(15)	33	N/A

Operating profit (EBIT)	31,846	26,766	26,913	23,888	25,007	27%
Operating margin	48.7%	40.6%	45.8%	44.0%	46.9%

Financial income	2,146	(944)	3,318	(281)	852	152%
Financial expenses	(2,074)	1,798	(2,168)	647	(1,122)	85%
Financial items (net)	72	854	1,150	366	(270)	(127%)

Profit before income taxes	31,918	27,620	28,063	24,254	24,737	29%

Income taxes	(6,511)	(5,657)	(5,585)	(4,826)	(4,923)	32%

Net profit	25,407	21,963	22,478	19,428	19,814	28%

Depreciation, amortisation and impairment losses	2,914	2,992	2,525	2,177	1,719	70%
Capital expenditure (PP&E)	8,474	9,407	5,828	5,878	4,693	81%
Net cash generated from operating activities	14,314	9,551	40,966	28,577	29,814	(52%)
EBITDA	34,760	29,758	29,438	26,065	26,726	30%
Free cash flow	5,020	(7,250)	30,039	20,773	24,764	(80%)

Total assets	298,921	314,486	300,101	280,753	250,025	20%
Total equity	98,911	106,561	92,991	90,473	79,874	24%
Equity ratio	33.1%	33.9%	31.0%	32.2%	31.9%

Full-time equivalent employees end of period	66,015	63,370	61,412	59,337	57,089	16%

Basic earnings per share/ADR (in DKK)[1]	5.70	4.92	5.02	4.33	4.40	30%
Diluted earnings per share/ADR (in DKK)[1]	5.68	4.91	5.00	4.32	4.39	29%
Average number of shares outstanding (million)[1]	4,459.6	4,464.7	4,476.9	4,490.4	4,499.2	(1%)
Average number of diluted shares outstanding (million)[1]	4,470.5	4,477.4	4,489.0	4,502.6	4,513.2	(1%)

Sales by business segment:
Total GLP-1	34,982	37,761	30,635	27,925	26,811	30%
Long-acting insulin	5,165	3,726	3,692	3,354	4,133	25%
Premix insulin	2,968	2,123	2,219	2,456	2,776	7%
Fast-acting insulin	4,487	4,142	3,808	3,511	4,488	0%
Human insulin	1,745	1,989	1,626	1,967	2,012	(13%)
Total insulin	14,365	11,980	11,345	11,288	13,409	7%
Other Diabetes care	583	322	594	667	729	(20%)
Total Diabetes care	49,930	50,063	42,574	39,880	40,949	22%
Wegovy®	9,377	9,614	9,648	7,518	4,563	106%
Saxenda®	1,658	1,615	2,607	2,788	3,279	(49%)
Total Obesity care	11,035	11,229	12,255	10,306	7,842	41%
Diabetes and Obesity care total	60,965	61,292	54,829	50,186	48,791	25%

Rare blood disorders	2,888	2,934	2,957	2,836	3,049	(5%)
Rare endocrine disorders	1,113	1,264	542	902	1,128	(1%)
Other Rare disease	383	373	403	376	399	(4%)
Rare disease total	4,384	4,571	3,902	4,114	4,576	(4%)

Sales by geographic segment:
North America Operations	39,280	42,621	35,048	29,663	29,297	34%
- The US	36,782	40,067	32,936	27,209	27,322	35%
International Operations	26,069	23,242	23,683	24,637	24,070	8%
- EMEA	14,326	12,706	12,563	12,856	12,742	12%
- Region China	4,506	3,418	4,341	4,467	4,461	1%
- Rest of World	7,237	7,118	6,779	7,314	6,867	5%

Segment operating profit:
Diabetes and Obesity care	31,218	26,032	26,721	22,707	24,163	29%
Rare disease	628	734	192	1,181	844	(26%)

1) The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 24 of 30
APPENDIX 2: INCOME STATEMENT AND STATEMENT OF COMPREHENSIVE INCOME

DKK million	Q1 2024	Q1 2023

Income statement

Net sales	65,349	53,367
Cost of goods sold	(9,916)	(8,182)

Gross profit	55,433	45,185

Sales and distribution costs	(13,256)	(12,412)
Research and development costs	(8,606)	(6,728)
Administrative costs	(1,157)	(1,071)
Other operating income and expenses	(568)	33

Operating profit	31,846	25,007

Financial income	2,146	852
Financial expenses	(2,074)	(1,122)

Profit before income taxes	31,918	24,737

Income taxes	(6,511)	(4,923)

NET PROFIT	25,407	19,814

Basic earnings per share (DKK)[1]	5.70	4.40
Diluted earnings per share (DKK)[1]	5.68	4.39

Segment Information

Segment sales:
Diabetes and Obesity care	60,965	48,791
Rare disease	4,384	4,576

Segment operating profit:
Diabetes and Obesity care	31,218	24,163
Operating margin	51.2%	49.5%

Rare disease	628	844
Operating margin	14.3%	18.4%

Total segment operating profit	31,846	25,007

Statement of comprehensive income

Net profit	25,407	19,814

Other comprehensive income
Remeasurements of defined benefit obligations	(73)	39

Items that will not be reclassified subsequently to the income statement	(73)	39

Exchange rate adjustments of investments in subsidiaries	425	(969)
Cash flow hedges:
Realisation of previously deferred (gains)/losses	(1,612)	(1,026)
Deferred gains/(losses) incurred during the period	(1,247)	2,238
Other items	(2)	3
Income tax related to these items	575	(341)

Items that will be reclassified subsequently to the Income statement	(1,861)	(95)

Other comprehensive income	(1,934)	(56)
TOTAL COMPREHENSIVE INCOME	23,473	19,758

1) The trading unit of the Novo Nordisk B shares listed on NASDAQ Copenhagen was changed from DKK 0.20 to DKK 0.10 as of 13 September 2023. The ADRs listed on the New York Stock Exchange (NYSE) were similarly split as of 20 September 2023. Comparative figures have been restated to reflect the change in trading unit from DKK 0.20 to DKK 0.10.

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 25 of 30
APPENDIX 3: CASH FLOW STATEMENT

DKK million	Q1 2024	Q1 2023

Net profit	25,407	19,814

Adjustment for non-cash items:
Income taxes in the Income Statement	6,511	4,923
Depreciation, amortisation and impairment losses	2,914	1,719
Other non-cash items	118	20,230
Change in working capital	(8,852)	(10,216)
Interest received	480	188
Interest paid	(140)	(165)
Income taxes paid	(12,124)	(6,679)

Net cash generated from operating activities	14,314	29,814

Purchase of intangible assets	(535)	(108)
Purchase of property, plant and equipment	(8,474)	(4,693)
Proceeds from other financial assets	—	33
Purchase of other financial assets	(15)	(7)
Purchase of marketable securities	(1,145)	(2,354)
Sale of marketable securities	14,125	482

Net cash used in investing activities	3,956	(6,647)

Purchase of treasury shares	(2,836)	(5,199)
Dividends paid	(28,557)	(18,337)
Repayment of borrowings	(317)	(478)
Withheld dividend tax	5,328	3,393

Net cash used in financing activities	(26,382)	(20,621)

Net cash generated from activities	(8,112)	2,546

Cash and cash equivalents at the beginning of the year	14,392	12,653
Exchange gain/(loss) on cash and cash equivalents	44	(263)

Cash and cash equivalents at the end of the period	6,324	14,936

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 26 of 30
APPENDIX 4: BALANCE SHEET

DKK million	31 Mar 2024	31 Dec 2023

ASSETS

Intangible assets	59,640	60,406
Property, plant and equipment	98,230	90,961
Investments in associated companies	407	410
Deferred income tax assets	20,967	20,380
Other receivables and prepayments	2,012	1,430
Other financial assets	1,244	1,253

TOTAL NON-CURRENT ASSETS	182,500	174,840

Inventories	33,600	31,811
Trade receivables	56,999	64,770
Tax receivables	6,108	2,423
Other receivables and prepayments	8,643	8,068
Marketable securities	2,979	15,838
Derivative financial instruments	1,768	2,344
Cash at bank	6,324	14,392

TOTAL CURRENT ASSETS	116,421	139,646
TOTAL ASSETS	298,921	314,486

EQUITY AND LIABILITIES

Share capital	451	451
Treasury shares	(5)	(5)
Retained earnings	99,050	104,839
Other reserves	(585)	1,276

TOTAL EQUITY	98,911	106,561

Borrowings	16,764	20,528
Deferred income tax liabilities	9,664	10,162
Retirement benefit obligations	784	742
Other liabilities	15	189
Provisions	7,177	6,649

Total non-current liabilities	34,404	38,270

Borrowings	10,164	6,478
Trade payables	13,006	25,606
Tax payables	5,964	7,116
Other liabilities	31,425	28,705
Derivative financial instruments	2,110	1,272
Provisions	102,937	100,478

Total current liabilities	165,606	169,655

TOTAL LIABILITIES	200,010	207,925

TOTAL EQUITY AND LIABILITIES	298,921	314,486

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 27 of 30
APPENDIX 5: EQUITY STATEMENT

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2024

Balance at the beginning of the year	451	(5)	104,839	1,276	106,561
Net profit for the period			25,407		25,407
Other comprehensive income for the period			(73)	(1,861)	(1,934)

Total comprehensive income for the period			25,334	(1,861)	23,473

Transactions with owners:
Dividends			(28,557)		(28,557)
Share-based payments			368		368
Purchase of treasury shares		0	(2,836)		(2,836)
Tax related to transactions with owners			(98)		(98)

Balance at the end of the period	451	(5)	99,050	(585)	98,911

DKK million	Share capital	Treasury shares	Retained earnings	Other reserves	Total

Q1 2023

Balance at the beginning of the year	456	(6)	80,587	2,449	83,486
Net profit for the period			19,814		19,814
Other comprehensive income for the period			39	(95)	(56)

Total comprehensive income for the period			19,853	(95)	19,758

Transactions with owners:
Dividends			(18,337)		(18,337)
Share-based payments			400		400
Purchase of treasury shares		0	(5,199)		(5,199)
Tax related to transactions with owners			(234)		(234)

Balance at the end of the period	456	(6)	77,070	2,354	79,874

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Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 28 of 30
APPENDIX 6: SALES SPLIT PER AREA

Q1 2024 sales split per area

DKK million	Total	North America Operations	The US	International Operations	EMEA	Region China	Rest of World

Diabetes and Obesity care segment
Injectable GLP-1	29,969	21,970	20,133	7,999	4,319	1,348	2,332
% change at CER	35%	45%	47%	13%	6%	9%	33%
Ozempic®	27,810	20,760	18,944	7,050	3,982	952	2,116
% change at CER	43%	50%	51%	27%	19%	19%	50%
Victoza®	2,159	1,210	1,189	949	337	396	216
% change at CER	(22%)	(3%)	(2%)	(37%)	(54%)	(9%)	(37%)
Rybelsus®	5,013	2,393	2,336	2,620	1,623	55	942
% change at CER	17%	(11%)	(11%)	61%	67%	58%	53%
Total GLP-1	34,982	24,363	22,469	10,619	5,942	1,403	3,274
% change at CER	32%	37%	37%	22%	18%	10%	38%
Long-acting insulin	5,165	1,831	1,667	3,334	1,964	705	665
% change at CER	28%	60%	69%	16%	6%	80%	5%
Tresiba®	2,763	1,069	924	1,694	991	272	431
% change at CER	30%	63%	75%	16%	15%	20%	16%
Xultophy®	1,123	96	94	1,027	541	323	163
% change at CER	48%	(2%)	(1%)	55%	18%	—	(1%)
Levemir®	1,279	666	649	613	432	110	71
% change at CER	12%	72%	77%	(18%)	(18%)	(9%)	(28%)
Premix insulin	2,968	199	196	2,769	687	1,406	676
% change at CER	12%	45%	47%	10%	0%	14%	13%
Ryzodeg®	1,267	—	—	1,267	191	721	355
% change at CER	38%	—	—	38%	28%	53%	18%
NovoMix®	1,701	199	196	1,502	496	685	321
% change at CER	(3%)	45%	47%	(7%)	(9%)	(10%)	7%
Fast-acting insulin	4,487	1,846	1,800	2,641	1,676	470	495
% change at CER	2%	7%	9%	(1%)	(2%)	6%	(5%)
Fiasp®	567	190	179	377	304	—	73
% change at CER	11%	60%	66%	(4%)	(8%)	—	17%
NovoRapid®	3,920	1,656	1,621	2,264	1,372	470	422
% change at CER	1%	3%	5%	(1%)	(1%)	6%	(8%)
Human insulin	1,745	367	356	1,378	499	207	672
% change at CER	(15%)	(17%)	(17%)	(15%)	(1%)	(44%)	(9%)
Total insulin	14,365	4,243	4,019	10,122	4,826	2,788	2,508
% change at CER	9%	23%	25%	5%	1%	14%	1%
Other Diabetes care[1]	583	74	58	509	174	248	87
% change at CER	(6%)	(4%)	(9%)	(6%)	9%	(9%)	(18%)
Total Diabetes care	49,930	28,680	26,546	21,250	10,942	4,439	5,869
% change at CER	24%	34%	35%	12%	10%	11%	18%
Wegovy®	9,377	8,233	8,232	1,144	1,144	—	—
% change at CER	107%	88%	88%	—	—	—	—
Saxenda®	1,658	185	(2)	1,473	833	25	615
% change at CER	(49%)	(87%)	(100%)	(18%)	(22%)	(51%)	(8%)
Total Obesity care	11,035	8,418	8,230	2,617	1,977	25	615
% change at CER	42%	44%	44%	35%	63%	(51%)	(8%)
Diabetes and Obesity care total	60,965	37,098	34,776	23,867	12,919	4,464	6,484
% change at CER	27%	36%	37%	14%	15%	11%	15%

Rare disease segment
Rare blood disorders[2]	2,888	1,315	1,230	1,573	996	35	542
% change at CER	(4%)	3%	1%	(10%)	(9%)	(72%)	2%
Haemophilia A	603	187	185	416	282	18	116
% change at CER	(8%)	31%	38%	(19%)	(15%)	(83%)	51%
Haemophilia B	262	121	85	141	91	5	45
% change at CER	36%	58%	85%	21%	18%	67%	22%
NovoSeven®	1,952	968	924	984	598	12	374
% change at CER	(6%)	(4%)	(7%)	(9%)	(8%)	(37%)	(8%)
Rare endocrine disorders[3]	1,113	736	728	377	209	3	165
% change at CER	1%	76%	78%	(44%)	22%	(94%)	(62%)
Other Rare disease[4]	383	131	48	252	202	4	46
% change at CER	(2%)	2%	(13%)	(4%)	(4%)	100%	(9%)
Rare disease total	4,384	2,182	2,006	2,202	1,407	42	753
% change at CER	(3%)	20%	19%	(18%)	(5%)	(77%)	(27%)

Total sales	65,349	39,280	36,782	26,069	14,326	4,506	7,237
% change at CER	24%	35%	36%	11%	13%	7%	8%
% change as reported	22%	34%	35%	8%	12%	1%	5%
Share of growth	100%	80%	76%	20%	13%	2%	5%
1) Primarily NovoNorm®, needles and GlucaGen® HypoKit®.
2) Comprises NovoSeven®, NovoEight®, Esperoct®, Refixia® and NovoThirteen®.
3) Primarily Norditropin® and Sogroya®
4) Primarily Vagifem® and Activelle®.

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 29 of 30
APPENDIX 7: NON-IFRS FINANCIAL MEASURES (ADDITIONAL INFORMATION)
In this Company Announcement, Novo Nordisk discloses certain financial measures of the Group’s financial performance, financial position and cash flows that reflect adjustments to the directly comparable measures calculated and presented in accordance with IFRS. These non-IFRS financial measures may not be defined and calculated by other companies in the same manner and may thus not be comparable with such measures. The non-IFRS financial measures presented in the Company Announcement are Net sales and operating profit at CER, EBITDA and Free cash flow.

Net sales and operating profit growth at CER
'Growth at CER’ means that the effect of changes in exchange rates is excluded. It is defined as Net sales/Operating profit for the period measured at the average exchange rates for the same period prior year compared with Net sales/Operating profit for the same period prior year. Price adjustments within hyperinflation countries as defined in IAS 29 ‘Financial reporting in hyperinflation economies’ are excluded from the calculation to avoid growth at CER being artificially inflated.

Growth at CER is considered to be relevant information for investors in order to understand the underlying development in net sales and operating profit by adjusting for the impact of currency fluctuations.

Net sales at CER

DKK million	Q1 2024	Q1 2023	% change Q1 2024 to Q1 2023

Net sales	65,349	53,367	22%
Effect of exchange rates	958	—
Net sales at CER	66,307	53,367	24%

Operating profit at CER

DKK million	Q1 2024	Q1 2023	% change Q1 2024 to Q1 2023

Operating profit	31,846	25,007	27%
Effect of exchange rates	748	—
Operating profit at CER	32,594	25,007	30%

EBITDA
Novo Nordisk has significantly increased its Business Development M&A activities and Capital expenditure for property, plant and equipment during recent years. Novo Nordisk defines EBITDA as ’Net profit’ adjusted for 'income taxes', 'financial items', 'depreciation and amortisation' and 'impairment losses'. EBITDA is a measure that is widely used by investors and analysts as it helps analyse operating results from core business operations without including the effects of capital structure, tax rates and depreciation and amortisation and impairment losses. These factors can vary substantially between companies.

EBITDA

DKK million	Q1 2024	Q1 2023	% change Q1 2024 to Q1 2023

Net profit	25,407	19,814	28%
Income taxes	6,511	4,923	32%
Financial income	(2,146)	(852)	152%
Financial expenses	2,074	1,122	85%
Operating profit (EBIT)	31,846	25,007	27%
Depreciation, amortisation and impairment losses	2,914	1,719	70%
EBITDA	34,760	26,726	30%

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

Financial report for the period 1 January 2024 to 31 March 2024	Page 30 of 30
Free cash flow
Novo Nordisk defines free cash flow as ’net cash generated from operating activities’, less ‘net cash used in investing activities’, less repayment on lease liabilities and excluding net change of marketable securities. Free cash flow is a measure of the amount of cash generated in the period which is available for the Board of Directors to allocate between Novo Nordisk's capital providers, through eg dividends, share repurchases and repayment of debt (excluding lease liability repayments) or for retaining in the business to fund future growth.

The following table shows a reconciliation of Free cash flow with Net cash generated from operating activities, the most directly comparable IFRS financial measure:

Free cash flow

DKK million	Q1 2024	Q1 2023

Net cash generated from operating activities	14,314	29,814
Net cash used in investing activities	3,956	(6,647)
Net purchase of marketable securities	(12,980)	1,872
Repayment on lease liabilities	(270)	(275)
Free cash flow	5,020	24,764

Strategic aspirations	Performance highlights	Commercial execution	Financials	Cash flow and capital allocation	Outlook	Innovation and therapeutic focus	Purpose and sustainability	Legal	Financial Information
Company announcement No 35 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 2, 2024
Novo Nordisk A/S

Lars Fruergaard Jørgensen
Chief Executive Officer